UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20548

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-13984

CUSIP NUMBER: 255153108

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K
[_] Form 10-Q [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on From 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:

DIVERSIFIED CORPORATE RESOURCES, INC.

Former name if applicable:

N/A

Address of principal executive office (Street and number):

10670 NORTH CENTRAL EXPRESSWAY, SUITE 600
DALLAS, TEXAS 75231

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has experienced delays in the preparation of its financial statements and related disclosure, and, therefore, the registrant's auditors have experienced delays in the conduct of their audit of the registrant's financial statements. As a result, the Registrant is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2004 (the "Annual Report") by March 31, 2005, the prescribed deadline for filing.

Part iv - Other information

  (1)  Name and telephone number of person to contact in regard to this notification:

J. Michael Moore
(Name)

(972)                    458-8500________
(Area Code) (Telephone Number)

  (2)  Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[_] Yes [X] No

2nd Quarter Form 10Q

3rd Quarter Form 10Q

  (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that it will report a significant change in its results of operations for the fiscal year ended December 31, 2004 compared to the prior fiscal year. Based on the information available to us at this time, the unaudited financial results for 2004 include the following:

  Net service revenue of $44.3 million, as compared to $50.5 million in 2003; the difference attributable primarily to a decrease in temporary and contract staffing revenue due to a major contract staffing project that began prior to 2003 and was substantially completed by the 2nd quarter of 2004. There was also a corresponding decrease in the direct cost of temporary and contract staffing services.

  Gross profit of $15.7 million as compared to $15.6 million in 2003. Although we lost a material amount of low-margin revenue, we were able to replace a portion thereof with higher-margin business.

  A net loss of $6.4 million (or a loss of $1.31 per share) as compared to a net loss of $3.9 million (or a loss of $1.27 per share) in 2003; the difference attributable primarily to:

    a $1.1 million increase in professional fees mainly related to the increased audit and legal fees during 2004, with a significant amount of this expense believed to be a one-time charge;

    a $0.7 million increase in penalties accrued due to the late payment of taxes, also an expense believed to be a one-time charge; and

    a $0.6 million increase in group insurance costs due primarily to increased claims experienced in the current year as well as the addition of new participants to the group covered by the plan.

These results could change, as the auditors have not yet completed their audit of the 2004 financial statements.

Additionally, the Registrant has previously reported on Form 8-K dated February 3, 2005, that it has entered into a definitive agreement to sell one of its wholly-owned subsidiaries. The unaudited 2004 financial results for this subsidiary include the following:

  Net service revenue of $21.1 million;

  Gross profit of $3.0 million; and

  Operating income of $1.6 million.

We are still evaluating charges incurred at the parent level such as interest expenses related to this subsidiary.

DIVERSIFIED CORPORATE RESOURCES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005

By:	/S/ J. Michael Moore J. Michael Moore, Chairman of the Board and Chief Executive Officer